Q2 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

Pan American Silver reports second quarter 2023 results, demonstrating the transformative impact of the Yamana acquisition
•Production up 55% for silver and 102% for gold compared with Q1 2023
•151% increase in operating cash flow before working capital changes compared with Q1 2023
•2023 guidance maintained
Vancouver, B.C. - August 9, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today reported unaudited results for the quarter ended June 30, 2023 ("Q2 2023"), inclusive of the assets acquired through the Yamana Gold Inc. ("Yamana") transaction, which closed on March 31, 2023.
"Our Q2 2023 results show the significant enhancement in the scale and quality of our portfolio following the strategic acquisition of Yamana. Production is up 55% for silver and 102% for gold compared with the prior quarter, while the addition of three new low-cost producers provided tangible benefits to the Company's cost structure. Based on year-to-date production and costs, we are maintaining our guidance for 2023," said Michael Steinmann, President and Chief Executive Officer. "Revenue of $639.9 million reflects the step change in our operating base, and drove a 151% increase in operating cash flow before working capital changes compared with Q1 2023. These results deliver on the benefits we had expected from the Yamana transaction, and have allowed us to repay a net $55.4 million of debt and distribute $36.4 million in dividends in the past quarter. We are also on track to meet our target of realizing $40 million to $60 million in synergies through the transaction."
"We have made significant progress on our commitment to optimize our portfolio by concluding agreements on the disposition of three non-core assets. On July 31, 2023, we announced the sales of Pan American's interests in the MARA project in Argentina, the Morococha mine in Peru, and the Agua de la Falda project in Chile, as well as non-core equity investments. These dispositions will significantly reduce project development, reclamation and care and maintenance costs going forward, and the cash proceeds will further strengthen our balance sheet. Pan American is well positioned to build on the momentum for growth and deliver returns to shareholders," added Mr. Steinmann.
The following highlights for Q2 2023 include certain measures that are not generally accepted accounting principles ("non-GAAP") financial measures. Please refer to the section titled “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further information on these measures.
Consolidated Q2 2023 Highlights:
•Silver production of 6.02 million ounces and record gold production of 248.2 thousand ounces. Silver production was slightly above management's outlook for Q2 2023 while gold production was at the high end of the quarterly outlook.
•Revenue was $639.9 million, up 64% compared with Q1 2023, reflecting the expanded operating base following the Yamana transaction.
•Net loss of $47.4 million ($0.13 basic loss per share) reflects non-cash accounting impacts, including a net of tax impairment charge of $33.3 million related to the sale of the Company's 92.3% interest in the Morococha mine, and $26.1 million net of tax fair value adjustments on finished goods inventories related to the Yamana transaction accounting.
•Adjusted earnings were $14.7 million, or $0.04 adjusted earnings per share, which exclude the impairment charge and the fair value adjustment noted above, among other adjustments.
•Cash flow from operations was $117.0 million, net of $50.5 million in tax payments.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") per silver ounce of $9.29 and $15.70, respectively. Excluding Net Realizable Value ("NRV") inventory adjustments, Silver Segment AISC was $14.87 per ounce.

PAN AMERICAN SILVER CORP.	1

Q2 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

•Gold Segment Cash Costs and AISC per gold ounce of $1,045 and $1,342, respectively. Excluding NRV inventory adjustments, Gold Segment AISC was $1,369 per ounce.
•As at June 30, 2023, the Company had working capital of $743.8 million, inclusive of cash and investments of $409.2 million (of which $192.9 million of cash is restricted to the MARA project), and $470.0 million available under its $750.0 million revolving Sustainability-Linked Credit Facility ("SL-Credit Facility"). The Company made a net repayment of debt of $55.4 million in Q2 2023. Total debt as at June 30, 2023 was $1,135.3 million, comprised of amounts drawn on the SL-Credit Facility, construction and other loans, leases and the senior notes Pan American assumed through the Yamana transaction.
•A cash dividend of $0.10 per common share with respect to Q2 2023 was declared on August 9, 2023, payable on or about September 1, 2023, to holders of record of Pan American’s common shares as of the close of markets on August 21, 2023. The dividends are eligible dividends for Canadian income tax purposes.
•Three ILO 169 consultation meetings for the Escobal mine were held in Q2 2023. During the meetings, the Company and government institutions completed the information transfer process described in the phase 2 consultation timeline. The Company also participated in a working meeting with the Xinka Parliament, their consultants, and government institutions to present details on the dry-stack tailings facility, management of water, and vibrations from blasting activities when the mine was in operation. At this time, no date has been set for a potential restart of operations at Escobal.
•The Company reaffirmed its 2023 Operating Outlook for production of silver, gold, base metals, Cash Costs and AISC, and sustaining and project capital expenditures, as presented in the Company's Q2 2023 MD&A dated May 10, 2023. Silver production is estimated to be between 21 million and 23 million ounces and gold production between 870 thousand to 970 thousand ounces in 2023. The estimated range for Silver Segment AISC is $14.00 to $16.00 per ounce and $1,275 to $1,425 per ounce for Gold Segment AISC.

PAN AMERICAN SILVER CORP.	2

Q2 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended June 30, 2023	Twelve months ended December 31, 2022
Weighted average shares during period (millions)	364.4	210.5
Shares outstanding end of period (millions)	364.4	210.7

	Three months ended June 30,
	2023	2022
FINANCIAL
Revenue	$639.9	$340.5
Mine operating earnings (loss)	$70.6	$(31.6)
Net loss	$(47.4)	$(173.6)
Basic loss per share(1)	$(0.13)	$(0.83)
Adjusted earnings (loss)(2)	$14.7	$(6.5)
Basic adjusted earnings (loss) per share(1)	$0.04	$(0.03)
Net cash generated from operating activities	$117.0	$20.8
Net cash generated from operating activities before changes in working capital(2)	$108.7	$40.5
Sustaining capital expenditures(2)	$86.7	$56.5
Non-sustaining capital expenditures(2)	$39.3	$19.9
Cash dividend paid per share	$0.10	$0.12
PRODUCTION
Silver (thousand ounces)	6,024	4,537
Gold (thousand ounces)	248.2	128.3
Zinc (thousand tonnes)	9.3	9.0
Lead (thousand tonnes)	4.4	4.6
Copper (thousand tonnes)	1.3	1.3
CASH COSTS(2) ($/ounce)
Silver Segment	9.29	12.10
Gold Segment	1,045	1,132
AISC(2) ($/ounce)
Silver Segment	15.70	17.30
Gold Segment	1,342	2,051
AVERAGE REALIZED PRICES(3)
Silver ($/ounce)	23.45	22.03
Gold ($/ounce)	1,975	1,850
Zinc ($/tonne)	2,515	3,811
Lead ($/tonne)	2,123	2,162
Copper ($/tonne)	8,550	9,731
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining and non-sustaining capital, working capital, total debt and net cash are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's unaudited Condensed Interim Consolidated Financial Statements and our MD&A for the three and six months ended June 30, 2023. This material is available on Pan American’s website at panamericansilver.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

PAN AMERICAN SILVER CORP.	3

CONFERENCE CALL AND WEBCAST

Date:	August 10, 2023
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-888-886-7786 (toll-free in Canada and the U.S.)
+1-416-764-8658 (international participants)
Conference ID:	71222615
Webcast:	https://events.q4inc.com/attendee/629038715
The live webcast, presentation slides and the report for Q2 2023 will be available at https://www.panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
About Pan American
Pan American Silver is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS". Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other

PAN AMERICAN SILVER CORP.	4

Q2 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of Cash and cash equivalents, Short-term Investments, and the amount available on the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Q2 2023 MD&A for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2023, our estimated Cash Costs and AISC, and our sustaining and project capital expenditures in 2023; expectations with respect to mineral grades and the impact of any variations relative to actual grades experienced; the anticipated dividend payment date of September 1, 2023; the anticipated disposition of three non-core assets and the impact of such transactions on Pan American’s future financial or operational performance; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; the ability to satisfy the closing conditions and, where necessary, receive regulatory approval, to complete the sale of the three non-core assets; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate sustainability-linked credit facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks

PAN AMERICAN SILVER CORP.	5

Q2 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively; and those factors identified under the caption "Risks of the Business" in Yamana's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	6